Exhibit (a)(2)

April 1, 2010

Dear AmREIT, Inc. Stockholder,

We understand that you have recently received or will receive in the near future a mailing from MIRELF III REIT Liquidity, LLC (“MIRELF”) with an unsolicited offer to purchase or “tender” your shares of stock in AmREIT, Inc. (“AmREIT”)  at a price of $2.75 per share (the “Offer”).  You should be aware that AmREIT is not in any way affiliated with MIRELF, and we believe this offer is NOT in the best interests of stockholders.

Our Board of Directors (the “Board”) has met and carefully evaluated the terms of the MIRELF offer and unanimously recommends that you reject MIRELF’s offer and NOT tender your stock.

The Board’s recommendation was reached after consulting with our management and outside advisors.  Additionally, as required under the Securities Act of 1934, we have filed a Schedule 14D-9 with the SEC in response to MIRELF’s Offer.  You can access this response on our web site at www.amreit.com.  Some of the reasons why we strongly believe the Offer is not in the best interests of our stockholders are as follows:

1.

We believe that the Offer is substantially less than both the current value per share of AmREIT common stock and the potential value of AmREIT’s shares on a going-forward basis.  During 2009, we commissioned an independent appraisal of every AmREIT real estate asset by a third party MAI appraisal firm.  Additionally, we had a national real estate investment banking firm perform three different valuation methodologies.  Based on these analyses, the AmREIT board determined that the range of values for the AmREIT common stock was between $7.25 and $11.75 per share.  While valuation analyses such as those conducted are estimates and subject to market and other uncertainties, and inasmuch as we have not updated this valuation analysis and can not give assurance as to the value going forward, we believe that MIRELF’s offer is substantially below our Net Asset Value per share and our current fair value per share.

2.

Given the timing of the Offer and the Offer price, we believe that the Offer represents an opportunistic attempt to purchase shares of our common stock at an artificially low price and, as a result, profit from our current lack of a trading market, thus depriving our stockholders who tender shares in the offer of the potential opportunity to realize the full value of their investment in AmREIT as we continue to execute upon our strategic initiatives.

3.

AmREIT remains committed to providing liquidity to its stockholders.  As we have communicated several times in the past year, Phase III of Vision 2010 is focused on continuing to conform our capital and governance structures and real estate portfolio to those of well-capitalized, well-managed listed REITs, providing real liquidity to our shareholders at realistic values and growing our real estate investment platform.  Although we can not predict the timing of any liquidity event, we believe it will likely take the form of either an Initial Public Offering and listing on the New York Stock Exchange or through an institutional recapitalization.  In evaluating all of our strategic opportunities, we are completely focused on maximizing the value to our shareholders.  To the contrary, we believe MIRELF’s sole focus is on making a bargain purchase of nearly 10% of your company.

4.

As disclosed in the Offer materials, MIRELF has engaged a depositary for the Offer that is an affiliate of MIRELF.  As a result, there is no independent third party holding funds in MIRELF for payment of the Offer price that can independently verify that such funds are available for payment, and if you tender any of your Common Stock, MIRELF may have access to those shares before all conditions to the Offer have been satisfied and you have been paid.

5.	According to the Offer materials, MIRELF may extend the offer and delay payment beyond the currently scheduled expiration date of May 7, 2010, as well as amend the Offer, including the Offer price.

You are urged to carefully read all the materials sent to you by MIRELF, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision.  We also urge you to consult your financial advisor.

Please note that tendering your shares of Common Stock is voluntary and you are not required to respond to MIRELF if you do not plan on accepting the terms of their Offer.  If you have already tendered your shares of Common Stock to MIRELF, you still have the right to withdraw them by providing written notice to MIRELF prior to the expiration of the Offer.

AmREIT does not in any way endorse the Offer or the Offering materials.  All of AmREIT’s executive officers and independent directors have confirmed that they do not intend to tender any of their Common Stock.

If you have any questions regarding the foregoing, please do not hesitate to contact our investor relations department at (713) 850-1400, extension 151 or 135.

Sincerely,

H. Kerr Taylor

Chairman & Chief Executive Officer

AmREIT, Inc.

This correspondence may contain forward-looking statements about AmREIT. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. These statements are based on assumptions and assessments made by AmREIT in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events. Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.